UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

Material Fact

Minutes of Special Meeting # 1,779, of the Board of Directors of Banco Bradesco S.A., held on June 20th, 2011

Corporate Taxpayer’ ID (CNPJ) 60.746.948/0001-12

Company Registration Number (NIRE) 35.300.027.795.

The members of the Company’s Board of Directors were called together on the 20th day of the month of June, 2011, at 5 p.m., at the corporate head office, in Cidade de Deus, Prédio Vermelho, 4o andar, Vila Yara, Osasco, SP, under the chairmanship of Mr. Lázaro de Mello Brandão. During the meeting, the Board Members, pursuant to Paragraph 6 of Article 6 of the Company’s Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of Law # 6,404/76 and with the CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) Instructions # 10, 268 and 390 of February 14th, 1980, November 13th, 1997 and July 8th, 2003, respectively, resolved:

I)     to renew the program to acquire shares issued by the Company to be maintained in treasury and subsequent disposal or cancellation, keeping the same quantities, without decreasing the Capital Stock;

II)   to authorize the Company’s Board of Executive Officers to acquire up to 15,000,000 registered book-entry shares, with no par value, comprising of 7,500,000 common shares and 7,500,000 preferred shares, it is incumbent on the Board of Executive Officers to determine the opportunity and the number of shares to be effectively acquired, within the limits authorized and the duration of this resolution.

For the purposes of Article 8 of CVM Instruction # 10, as of February 14th, 1980, it is specified that:

a)    the objective of the present authorization is the application of funds registered in the “Profits Reserves - Statutory Reserve”, available for Investments;

b)   it shall be valid for the period of 6 (six) months, from June 22nd, 2011 to December 22nd, 2011;

c)    pursuant to the provisions in Article 5 of CVM Instruction # 10, the Bank has 2,347,927,706 outstanding shares, comprising of 502,790,462 common shares and 1,845,137,244 preferred shares; and

d)   the acquisition process of these shares shall be undertaken at market price and be mediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with headquarters at Avenida Paulista, 1.450, 7o andar,  Bela Vista, São Paulo, SP, and Ágora Corretora de Títulos e Valores Mobiliários S.A., with headquarters at Praia de Botafogo, 300, salas 601 and 301, parte, Botafogo, Rio de Janeiro, RJ;

III)    in case of cancellation of such purchased shares, the Board of Directors shall be responsible for submitting such cancellation for the approval of the General Shareholders’ Meeting, without decreasing the Capital Stock;

IV)    to register that, pursuant to the authorization granted to the Board of Executive Officers, at the Special Meeting # 1,715, held on December 20th, 2010, of this Body, it was verified that 2,487,000 common shares were acquired in the period.

There being no further business to be discussed, the meeting was adjourned and these Minutes were drawn up, which the present Board Members sign. ss) Lázaro de Mello Brandão, Antônio Bornia, Mário da Silveira Teixeira Júnior, João Aguiar Alvarez, Denise Aguiar Alvarez, Luiz Carlos Trabuco Cappi, Carlos Alberto Rodrigues Guilherme and Milton Matsumoto.

•         Should you have any questions or require further information, please contact Mr. Paulo Faustino da Costa, phone 55 11 2178-6201, e-mail 4823.paulo@bradesco.com.br; Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail: 4823.ivani@bradesco.com.bror Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2178-6204, e-mail: 4823.carlos@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 21, 2011

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.